SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

KT Gwanghwamun Building East

33, Jongno 3-gil, Jongno-gu

110-130 Seoul, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 30, 2015

KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

KT CORPORATION TO CANCEL LISTING OF DRs ON THE MAIN MARKET OF THE LONDON STOCK EXCHANGE

Sungnam City – July 30, 2015 – KT CORPORATION (“KT Corp” or the “Company”) (LSE: KTCD ADR), a leading provider of telecommunication services in South Korea, today announces in accordance with Listing Rule 5.2.8.R that it has requested (i) the UK Listing Authority to cancel the listing of the Company’s depositary receipts (“DRs”) representing its ordinary shares on the Official List and (ii) the London Stock Exchange to cancel the DRs’ admission to trading on its Main Market.

It is anticipated that cancellations of the listing and admission to trading will take effect on September 18, 2015. The DRs will continue to be listed on the New York Stock Exchange.

The cancellation of the listing has been requested in light of low trading volumes of the DRs on the Main Market of the London Stock Exchange.

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For further information, please visit www.kt.com or contact:

Ginah Yun (+82 2 3495 5529, ginah.yun@kt.com)

Justin Yohn (+82 2 3495 3595, jh.yohn@kt.com)